UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ): 02.429.144/0001 -93
Company Registry (NIRE): 353.001.861 -33

EXCERPT FROM THE MINUTES OF THE 139TH MEETING OF THE BOARD OF
DIRECTORS HELD ON JUNE 24, 2009

1. DATE, TIME AND PLACE: On June 24 2009 at 2:00 p.m. at the registered offices of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, 1510, 14th floor in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2 of Article 18 of CPFL Energia’s Bylaws.

3. ATTENDANCE: All members of the Board of Directors (“Board”) and Board of Executive Officers.

4. CHAIR: Chairman – Luiz Anibal de Lima Fernandes and Secretary - Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS ADOPTED:

Since the contents of the meeting were known to all attending members, it was resolved that the reading of the Agenda should be waived and the minutes thereof drafted in summarized format. The right to make statements and dissent was granted, these manifestations to be filed at the Company’s registered offices. Approval was given for the publication of the minutes in extract format, omitting board members’ signatures.

After preliminary clarifications, the Chairman of the Board informed attending members that the votes of the Board Members appointed by the controlling shareholders would be counted pursuant to items 5.1, 6.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22 2002, as amended on August 27 2002, November 5 2003 and December 6 2007.

After examination and discussion of the matters on the Agenda, the following resolutions were adopted:

(i)	Take cognizance of the action plan of the Board Advisory committees for the 2009/2010 term of office and approved the respective Work Schedules;

(ii)
Approved the constitution of three Board advisory commissions for the 2009/2010 term of office, appointing their members, and approved the respective Work Schedules. The Commissions hereby constituted shall be denominated PROJECTS EVALUATION COMMISSION, STRATEGY COMMISSION and BUDGET COMMISSION;

(iii)	Take cognizance of the activities of the Related Parties Committee and the Projects Evaluation Commission for this month of June:

(iii.i) Related Parties Committee: examined the proposal of the Board of Executive Officers for the contracting of Bank Guarantees from the Banco do Brasil S.A.; and

(iii.ii) Projects Evaluation Commission: examined the proposal for a partnership for the co-generation of energy;

(iv)	Take Cognizance of the report of the Chief Executive Officer (highlights) on the principal facts with respect to the Company’s businesses and the sector indicators;

(v)	Approved the minutes of the 138th Board Meeting held on May 27 2009;

(vi)
Approved, pursuant to item “u” of Article 18 of the Bylaws and the terms set forth in the Board of Executive Officer’s Resolution 2009034, the renewal of the guarantee granted by the Company for the drawdown of the 2nd installment for the Foz do Chapecó project from the National Economic and Social Development Bank (“BNDES”) and On-Lending Banks in July 2008, corresponding to the participation of the shareholder Chapecoense Energia S.A. (“Chapecoense”) in the financing granted to controlled company, Foz do Chapecó Energia S.A., under the following conditions: (vi.i) contracting of a Bank Guarantee from the Banco do Brasil S.A. (“BB”) in favor of the BNDES; (vi.ii) contracting of a Bank Guarantee from Banco Votorantim S.A. (“Votorantim”) in favor of the On-Lending Banks; and (vi.iii) a counter guarantee to be rendered by Furnas Centrais Elétricas S.A. (“Furnas”), in its position as shareholder of Chapecoense. It was further recorded that the contracting of the Bank Guarantees mentioned in sub items (vi.i) and (vi.ii) above were the subject of preliminary analysis by the Related Parties Committee in view of the fact that BB and Votorantim are related parties to the shareholder, 521 Participações S.A.;

(vii)
Approved, in the position of controlling shareholder of CPFL Brasil and pursuant to item “r” of Article 18 of the Bylaws, the constitution of a Special Purpose Company, a wholly-owned subsidiary of CPFL Brasil (the “SPC”) with the purpose of participating in the electricity generation project, and authorized by the Board of Executive Officers of CPFL Brasil and of the SPC to practice all acts necessary for the implementation of the resolutions hereby taken, pursuant to the conditions described in CPFL Brasil’s Board of Executive Officers’ Resolution 2009054. It is hereby documented that the proposal of the Board of Executive Officers with respect to the Project was subject to prior examination and discussed with the Projects Evaluation Commission and that the director, Susana H. S. Jabra abstained from participating in the discussions and voting on this matter in view of involvement with a Related Party to the shareholder Bonaire;

(viii)
Recommended to the representatives of the Company in the management bodies of the controlled companies to vote favorably on approval/ratification of the following matters: (viii.i) Companhia Paulista de Força e Luz (“CPFL PAULISTA”), Companhia Piratininga de Força e Luz (“CPFL PIRATININGA”), CPFL Geração de Energia S.A. (“CPFL GERAÇÃO”), Rio Grande Energia S.A. (“RGE”), Companhia Luz e Força Santa Cruz (“CPFL SANTA CRUZ”), Companhia Paulista de Energia Elétrica (“CPFL LESTE PAULISTA”), Companhia Sul Paulista de Energia (“CPFL SUL PAULISTA”), Companhia Jaguari de Energia (“CPFL JAGUARI”), and Companhia Luz e Força de Mococa (“CPFL MOCOCA”) – DECLARATION OF INTEREST ON CAPITAL WITH RESPECT TO THE FIRST HALF OF 2009; (viii.ii) CPFL PAULISTA, CPFL PIRATININGA, RGE and CPFL JAGUARI – APPROVAL/RATIFICATION OF CONTRACTING OF A PERFORMANCE GUARANTEE; (viii.iii) RGE – RATIFICATION OF SWAP OPERATIONS WITH RESPECT TO THE 3RD DEBENTURE ISSUE; and (viii.iv) CPFL PAULISTA and CPFL GERAÇÃO – RATIFICATION/APPROVAL OF SWAP OPERATIONS FOR HEDGING CURRENCY DEBT.

6. CLOSURE: With no further items on the agenda for discussion, the meeting was adjourned, these minutes being drafted, and, having been read and approved, were signed by all attending Board Members and by the Secretary. Luiz Anibal de Lima Fernandes, Ricardo Carvalho Giambroni, Francisco Caprino Neto, José Ayres de Campos, Milton Luciano dos Santos, Susana Hanna Stiphan Jabra, Ana Dolores M. Carneiro de Novaes, and Gisélia Silva (Secretary).

This is a free English Translation of the excerpt from the original minutes drafted to the Minutes Register.

Gisélia Silva
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 07, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.